Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
(all dollar amounts in thousands)	2007	2006	2007	2006
Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(15,503)	$362	$(18,104)	$(3,961)
Amortization of interest capitalized	600	600	1,250	1,200
Interest capitalized	(7,347)	(3,796)	(13,592)	(6,690)
Distributed income of equity investees	2,918	2,877	5,253	4,792
Fixed charges	36,430	36,559	72,236	73,389

Total earnings	$17,098	$36,602	$47,043	$68,730

Fixed Charges:
Interest expense	$26,573	$31,341	$54,483	$63,748
Capitalized interest	7,347	3,796	13,592	6,690
Debt costs amortization	2,510	1,422	4,161	2,951

Total Fixed Charges	$36,430	$36,559	$72,236	$73,389

Ratio of Earnings to Fixed Charges	(a )	1.0	(a )	(a )

a)	For the three months ended June 30, 2007, the aggregate amount of fixed charges exceeded our earnings by approximately $19.3 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the six months ended June 30, 2007 and 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $25.2 million and $4.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three months ended June 30, 2007 and the six months ended June 30, 2007 and 2006 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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